Filed by Ventas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nationwide Health Properties, Inc.
Commission File No.: 001-09028

The following is a communication issued by Debra A. Cafaro, the Chairman and Chief Executive Officer of Ventas, Inc. (the “Company”), on March 3, 2011.

Indeed, we truly believe we are setting Ventas up to succeed in this decade FOR SHAREHOLDERS. This is a chess game, and we are thinking several moves forward.

There are many good reasons to acquire Nationwide Health Properties, Inc. (“NHP”). Among them are changes going on in the external environment that I see occurring (and quickly). We are trying to decide the best way to take advantage of these opportunities. I believe doing so in an enterprise that is highly diversified, private pay biased that has growth opportunities from regional deals and large deals, a growing dividend, proprietary relationships with over 100 operators, 70% private pay NOI, two leading MOB franchises with over 50 leading hospital relationships, a great balance sheet and a low cost of debt capital will be able to best exploit coming opportunities, be they from healthcare reform, operator consolidation, international deals, hospital asset divestiture or large deals.

We believe in the strategic and financial benefits of the deal, which is why two boards of directors approved the transaction and both managements are enthusiastic about the deal. Those in the operating space also see the deal as a game changer and very positive.

Now, as in the past, we are all about our shareholders. We exist to make money for them and make them happy. We need to prove out the merits of the deal, which we will.

Additional Information about the Proposed Transaction and Where to Find It

     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the Company and NHP expect to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the Company’s proposed acquisition of NHP. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by the Company and NHP with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are also available free of charge on the Company’s website at www.ventasreit.com, and copies of the documents filed by NHP with the SEC are available free of charge on NHP’s website at www.nhp-reit.com.

     The Company, NHP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and NHP’s shareholders in respect of the proposed transaction. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on March 19, 2010. Information regarding NHP’s directors and executive officers can be found in NHP’s definitive proxy statement filed with the SEC on March 25, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from the Company or NHP, as applicable, using the sources indicated above.